----------------------------
                                                            OMB APPROVAL
                                                       OMB Number: 3235-0145
                                                     Expires: October 31, 2002
                                                      Estimated average burden
                                                    hours per response. . . 14.9
                                                            OMB APPROVAL
                                                    ----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             VANGUARD AIRLINES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Series of Securities)

                                  922018-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           The Hambrecht 1980 Revocable Trust c/o William R. Hambrecht
              539 Bryant Street, Suite 100, San Francisco, CA 94107
                                 (415) 551-8600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                              --------------------------
CUSIP No. 922018109                  13D              Page 2 of 7 Pages
------------------------                              --------------------------


--------- ----------------------------------------------------------------------
     1) Names of Reporting Persons, I.R.S. Identification Nos. of Reporting Persons (entities only)
          The Hambrecht 1980 Revocable Trust
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds (SEE Instructions)
          OO
--------- ----------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          California
--------- ----------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  17,912,255
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - None
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  - 17,912,255
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - None
--------------------------- ----------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each Reporting Person 17,912,255 shares
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
                   32.9%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (SEE Instructions)
                 OO (trust)
--------- ----------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            This Schedule 13D relates to the Common Stock of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 533 Mexico City Avenue, Kansas City, Missouri 64153.

ITEM 2.     IDENTITY AND BACKGROUND.

           (a) (b) and (c) This Schedule 13D is filed on behalf of The Hambrecht 1980 Revocable Trust (the "Trust" or the "Reporting Person").


           The Hambrecht 1980 Revocable Trust is a California revocable trust. The trustee of the trust is William R. Hambrecht, whose occupation is investing in public and private companies. The address of the trust is 550 Fifteenth Street, San Francisco, California 94103. The Reporting Person is regularly engaged in the business of investing in publicly-held and private companies.

           (d) To the best knowledge of the Reporting Person, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) To the best knowledge of the Reporting Person, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The Trust is a limited partner of H&Q TSP Investors, L.P. ("H&Q TSP"). Between 1994 and 1998, H&Q TSP purchased shares of Issuer's common stock. In August 2001, H&Q TSP distributed to its limited partners all of its holdings of Issuer's common stock. As a result of this distribution, the Trust received 685,653 shares of common stock of the Issuer with an aggregate cost basis of $2,951,951.30.

           The Trust is a limited partner of H&Q TSP II Investors, L.P. ("H&Q TSP II"). Between 1994 and 1998, H&Q TSP II purchased shares of Issuer's common stock. In August 2001, H&Q TSP II distributed to its limited partners all of its holdings of Issuer's common stock. As a result of this distribution, the Trust received 16,594 shares of common stock of the Issuer with a cost basis of $41,485.00.

ITEM 4.    PURPOSE OF TRANSACTION.

           The Reporting Person acquired the securities as a result of distributions made by the two limited partnerships referred to in
           Item 3. Depending upon market conditions and other factors, the Reporting Person may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

           In connection with its investments, the Reporting Person analyzes the operations, capital structure and markets of the companies in which it invests, including the Issuer. As a result of these analytical activities, Reporting Person may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Person believes that it would be desirable for the Issuer to explore various strategic, operating and/or financial relationships with others, including possible business combinations.

           Although the Reporting Person reserves the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time it has no plans or proposals that relate to or would result in any of the following:

           (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) any material change in the present capitalization or dividend policy of the Issuer;

           (f) any other material change in the Issuer's business or corporate structure;

           (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

           (j)    any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a), (b) According to the Issuer's most recent Form 10-Q, there were 20,572,737 shares of Common Stock issued and outstanding as of June 30, 2001. On July 12, 2001, the Issuer issued 22,526,249 additional shares of Common Stock, thereby increasing the shares outstanding to 43,098,986. Based on such information, after taking into account the transactions described herein, the Reporting Person reports the following direct and derivative holdings in the Common Stock:

                                                 COMMON STOCK
                          COMMON STOCK         FROM DERIVATIVE
NAME                     OWNED DIRECTLY          SECURITIES            TOTAL

The Hambrecht 1980
Revocable Trust             6,622,135            11,290,120*       17,912,255**



           * Represents a) warrants to purchase 6,792,026 shares of Common Stock; b) 1,292,966 shares of Common Stock issuable upon conversion of 151,162 shares of the Issuer's Series A Preferred Stock; and c) 3,205,128 shares of Common Stock issuable upon conversion of 50,000 shares of the Issuer's Series B Preferred Stock

           ** Represents 32.9% of the sum of (i) the Common Stock outstanding as of June 30, 2001, and (ii) the 22,526,249 shares of Common Stock issued on July 12, 2001 (computed in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended). The Reporting Person has sole voting and dispositive power over all shares reported.

           (c) The Reporting Person did not effect any transactions other than those set forth in Items 3, 4 and 6.

           (d) William R. Hambrecht is trustee of the Trust and is a beneficial owner as defined in Rule 13d-3.

           (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The Reporting Person holds 6,622,135 shares of Common Stock of the Issuer. The Reporting Person holds 151,162 shares of the Issuer's Series A Preferred Stock, immediately convertible into 1,292,966 shares of Common Stock, which was purchased pursuant to the Series A Preferred Stock Purchase Agreement dated March 20, 1998, by and among the Issuer, the Reporting Person and other purchasers. The Reporting Person holds 50,000 shares of the Issuer's Series B Preferred Stock, immediately convertible into

           3,205,128 shares of Common Stock, which was purchased pursuant to the Unit Purchase Agreement dated December 15, 2000, by and among the Issuer, the Reporting Person and other purchasers. The Reporting Person also holds warrants to purchase 6,792,026 shares of Common Stock of the Issuer.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following material is filed as an Exhibit to this Schedule 13D:

           None.



           SIGNATURE.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






(Date)


(Signature)

WILLIAM R. HAMBRECHT, TRUSTEE FOR THE HAMBRECHT 1980 REVOCABLE TRUST
--------------------------------------------------------------------
(Name/Title)